40-33

T. ROWE PRICE ASSOCIATES, INC.

LEGAL DEPARTMENT

WWW.TROWEPRICE.COM

P.O. Box 89000
Baltimore, Maryland
21289-8220

100 East Pratt Street
Baltimore, Maryland
21202-1009

Toll Free 800-638-7890
Fax 410-345-6575

04042231

September 3, 2004

United States Securities and
Exchange Commission
Attn: File Desk
450 Fifth Street, N.W.
Washington, DC 20549

Re: T. Rowe Price Science & Technology Fund, Inc.
CIK 0000819930/ 811-5299

SunAmerica Investments, Inc. v. Idealab, Inc., et al.
In the Superior Court of the State of California; Los Angeles County
Case No. BC318661

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, this letter is notice that the T. Rowe Price Science & Technology Fund, Inc. (the "Fund") has been named as a defendant in a complaint filed in the State of California. This lawsuit stems from an agreement reached in settlement of litigation brought by the Fund and several other holders of Idealab, Inc. Series D preferred shares in 2002 against Idealab and certain of its officers and directors

Enclosed is a copy of the Complaint for Damages and Injunctive and Other Relief. As part of the Settlement and Stock Purchase Agreement executed in settlement of the 2002 lawsuit, Idealab, Inc. agreed to defend and indemnify the Fund. A copy of its counsel's letter is enclosed, also.

Should you have any questions with regard to this matter, please call.

Very truly yours,

P. Gregory Williams

P. Gregory Williams
Senior Legal Analyst, Transfer Agent/Litigation
(410) 345-6721

Enclosures

cc: Lelia S. Holder
D.N. Braman, Esq.

L:\LGL\USERS\LGL0465\WPDATA\LITIGATION\IDEALABSECLTR.doc

T.RowePrice
INVEST WITH CONFIDENCE

IRELL & MANELLA LLP
A REGISTERED LIMITED LIABILITY LAW PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

840 NEWPORT CENTER DRIVE, SUITE 400
NEWPORT BEACH, CA 92660-6324
TELEPHONE (949) 760-0991
FACSIMILE (949) 760-5200

1800 AVENUE OF THE STARS, SUITE 900
LOS ANGELES, CALIFORNIA 90067-4276

TELEPHONE (310) 277-1010
FACSIMILE (310) 203-7199
WEBSITE: www.irell.com

WRITER'S DIRECT
TELEPHONE (310) 203-7642
lseigle@irell.com

July 29, 2004

VIA FACSIMILE

Louis R. Miller, Esq.
Christensen, Miller, Fink, Jacobs, Glaser,
Weil & Shapiro, LLP
10250 Constellation Blvd., 19th Floor
Los Angeles, CA 90067

Re: SunAmerica v. Idealab

Dear Skip:

This confirms my message earlier this week that Idealab will defend and indemnify the Settling Plaintiffs (as defined in the Settlement and Stock Purchase Agreement) named in the *SunAmerica v. Idealab* lawsuit as required by section III.Q. of the Settlement and Stock Purchase Agreement.

Sincerely,

Laura Seigle

Laura A. Seigle

JOHN W. COTTON (SBN 54912)
AARON C. GUNDZIK (SBN 132137)
COTTON & GUNDZIK LLP
801 South Figueroa Street
14th Floor
Los Angeles, California 90017
Tel.: (213) 312-1330
Fax: (213) 623-6699

Attorneys for Plaintiff
SunAmerica Investments, Inc.

ORIGINAL FILED

JUL 1 9 2004

LOS ANGELES SUPERIOR COURT

SUPERIOR COURT OF THE STATE OF CALIFORNIA

FOR THE COUNTY OF LOS ANGELES

COPY

SUNAMERICA INVESTMENTS, INC., Plaintiff, v. iDEALAB!, INC., a California corporation; BILL GROSS, an individual; MARCIA GOODSTEIN, an individual; ROBERT KAVNER, an individual; HOWARD MORGAN, an individual; WILLIAM LOHSE, an individual; THOMAS SIEKMAN, an individual; JON ANDERSON, an individual; JEFFREY BERG, an individual; STANLEY B. AND CATHY ALEXIS CRAIR, individuals; DELL USA, L.P., a limited partnership; ESSEX PRIVATE PLACEMENT FUND II, L.P., a limited partnership; HIKARI TSUSHIN, INC., a corporation; HLHZ/TOWER INVESTMENTS, LLC, a limited liability corporation; INVESTOR (GUERNSEY) II LTD., a business organization of unknown form; INVESTOR GROUP LP, a limited partnership; JB INVESTMENT PARTNERS, a partnership; JOEL ROSENMAN, L.L.C., a limited liability corporation; KLINE HAWKES CALIFORNIA SBIC, L.P., a limited partnership; JOHN LUDWIG, an individual; ALAN MARKOWITZ, an individual;	Case No. BC318661 COMPLAINT FOR DAMAGES AND INJUNCTIVE AND OTHER RELIEF

[Caption Continued on Next Page]

OLIVER McBRYAN, an individual; MOORE GLOBAL INVESTMENTS, LTD., a business organization of unknown form; MOORE OVERSEAS TECHNOLOGY VENTURE FUND, LDC, a business organization of unknown form; MOORE TECHNOLOGY VENTURE FUND, LLC, a limited liability corporation; MS II, LLC, a limited liability corporation; MORRIS VENTURES, a business organization of unknown form; CAMERON D. MYHRVOLD, an individual; NEW DIMENSIONS TRADING, LTD., a business organization of unknown form; GUY OSEARY, an individual; CHRIS PETERS, an individual; PETERSEN PROPERTIES, a business organization of unknown form; RICK POLISKY, an individual; REMINGTON INVESTMENT STRATEGIES, LP, a limited partnership; JON ROBERTS, an individual; SEI III ENTREPRENEURS' FUND L.P., a limited partnership; BRAD SENET, an individual; BRAD A. SILVERBERG, an individual; SPECTRUM EQUITY INVESTORS III, L.P., a limited partnership; SPECTRUM III INVESTMENT MANAGERS' FUND, L.P., a limited partnership; GUY STARKMAN, an individual; CINDY MARGOLIS, an individual; T. ROWE PRICE SCIENCE & TECHNOLOGY FUND, a business organization of unknown form; TECHNOLOGY PARTNERS I, L.P., a limited partnership; RICHARD TONG, an individual; THE TRAVELERS INSURANCE COMPANY, a business organization of unknown form; UTA HOLDINGS, a business organization of unknown form; VERTICAL IDEAS INVESTMENT, L.L.C., a limited liability corporation; W. INVESTMENT PARTNERS, L.L.C., a limited liability corporation; WILLIAM MORRIS AGENCY, INC., a corporation; XL VENTURE FUND III, L.L.C., a limited liability corporation; and DOES 1-100,

Defendants.

PARTIES

1. Plaintiff SunAmerica Investments, Inc. ("SunAmerica") is a Georgia corporation, qualified to do business in California. Its principal place of business is located in Los Angeles, California. SunAmerica owns 100,000 shares of idealab Series D Preferred Stock, that it purchased from Defendant idealab!, Inc. ("idealab") in January 2000 for $10 million.

2. Defendant idealab is a California corporation. Its principal place of business is located in Pasadena, California. idealab describes itself as a creator and operator of technology businesses.

3. Defendant Bill Gross ("Gross") is the Chairman of the Board of Directors and the Chief Executive Officer of Defendant idealab. Gross is also a major shareholder of idealab. He owns almost 200 million shares of idealab stock, on an as-converted basis. He controls the votes of more than 350 million shares of idealab stock, on an as-converted basis, which is more than half of idealab's voting shares. Gross is also the beneficiary of vested and exercisable options equal to another 150 million shares of idealab common stock.

4. Defendant Marcia Goodstein ("Goodstein") is the President and Chief Operating Officer of idealab. She is also Defendant Gross' spouse. Goodstein controls the votes of over 17 million shares of idealab stock, on an as-converted basis. She owns over 15 million shares of idealab stock, on an as-converted basis and is the beneficiary of vested and exercisable options equal to 10 million shares of idealab common stock.

5. Defendant Robert Kavner ("Kavner") is a director of idealab. He was formerly the President of idealab Silicon Valley. Defendant Kavner owns and controls the votes of almost 24 million shares of idealab stock, on an as-converted basis, and is the beneficiary of vested and exercisable options equal to approximately 2 million shares of idealab common stock.

6. Defendant Howard Morgan ("Morgan") is a director of idealab. He was formerly the President and Vice-Chairman of idealab New York. Defendant Morgan owns and controls the votes of approximately 29 million shares of idealab stock, on an as-converted basis, and is the beneficiary of vested and exercisable options equal to approximately 2 million shares of idealab common stock.

7. Defendant William Lohse ("Lohse") is a director of idealab. He is a close business associate of Defendant Gross. Among other things, before becoming involved with idealab, Defendants Lohse and Gross together formed and operated Knowledge Adventure. As of April 2004, Lohse owned options to purchase 400,000 shares of idealab common stock for $0.12 per share. He is also the beneficiary of unvested options to purchase an additional 600,000 shares of idealab common stock for $0.12 per share.

8. Defendant Thomas Siekman ("Siekman") is a director of idealab. As of April 2004, Siekman owned options to purchase 400,000 shares of idealab common stock for $0.12 per share. He is also the beneficiary of unvested options to purchase an additional 600,000 shares of idealab common stock for $0.12 per share.

9. Defendants Gross, Goodstein, Kavner, Morgan, Lohse and Siekman will be referred to herein as the "Individual idealab Defendants."

10. The following defendants formerly owned different amounts of idealab Series D Preferred Stock and were plaintiffs in the Kline Hawkes action described below. They are referred to herein collectively as the "Kline Hawkes Defendants:"

a. Defendant Jon Anderson is an individual and a resident of the state of Washington.

b. Defendant Jeffrey Berg is an individual and a resident of the state of California.

c. Defendant Stanley B. and Cathy Alexis Crair are individuals and residents of the state of California.

d. Defendant Dell USA, L.P. is a limited partnership. Its principal place of business is located in the state of Texas.

e. Defendant Essex Private Placement Fund II, L.P. is a limited partnership. Its principal place of business is located in the state of Massachusetts.

f. Defendant Hikari Tsushin, Inc. is a corporation. Its principal place of business is located in Tokyo, Japan.

g. Defendant HLHZ/Tower Investments, LLC is a limited liability corporation. Its principal place of business is located in the state of California.

h. Defendant Investor (Guernsey) II Ltd. is a business organization of unknown form.

Its principal place of business is located in the state of New York.

i. Defendant Investor Group LP is a limited partnership. Its principal place of business is located in Guernsey, Channel Islands, England.

j. Defendant JB Investment Partners is a partnership. Its principal place of business is located in the state of California.

k. Defendant Joel Rosenman, L.L.C. is a limited liability corporation. Its principal place of business is located in the state of New York.

l. Defendant Kline Hawkes California SBIC, L.P. is a limited partnership. Its principal place of business is located in the state of California.

m. Defendant John Ludwig is an individual and a resident of the state of Washington.

n. Defendant Alan Markowitz is an individual and a resident of the state of Pennsylvania.

o. Defendant Oliver McBryan is an individual and a resident of the state of Wyoming.

p. Defendant Moore Global Investments, Ltd. is a business organization of unknown form. Its principal place of business is located in the state of New York.

q. Defendant Moore Overseas Technology Venture Fund, LDC is a business organization of unknown form. Its principal place of business is located in the state of New York.

r. Defendant Moore Technology Venture Fund, LLC is a limited liability corporation. Its principal place of business is located in the state of New York.

s. Defendant MS II, LLC is limited liability corporation. Its principal place of business is located in the state of New York.

t. Defendant Morris Ventures is a business organization of unknown form. Its principal place of business is located in the state of Connecticut.

u. Defendant Cameron D. Myhrvold is an individual and a resident of the state of Washington.

v. Defendant New Dimensions Trading, Ltd. is a business organization of unknown form. Its principal place of business is located in the state of New York.

w. Defendant Guy Oseary is an individual and a resident of the state of California.

x. Defendant Chris Peters is an individual and a resident of the state of Washington.

y. Defendant Petersen Properties is a business organization of unknown form. Its principal place of business is located in the state of California.

z. Defendant Rick Polisky is an individual and a resident of the state of California.

aa. Defendant Remington Investment Strategies, LP is limited partnership. Its principal place of business is located in the state of New York.

bb. Defendant Jon Roberts is an individual and a resident of the state of Washington.

cc. Defendant SEI III Entrepreneurs' Fund L.P. is a limited partnership. Its principal place of business is located in the state of California.

dd. Defendant Brad Senet is an individual and a resident of the state of California.

ee. Defendant Brad A. Silverberg is an individual and a resident of the state of Washington.

ff. Defendant Spectrum Equity Investors III, L.P. is a limited partnership. Its principal place of business is located in the state of California.

gg. Defendant Spectrum III Investment Managers' Fund, L.P. is a limited partnership. Its principal place of business is located in the state of California.

hh. Defendant Guy Starkman is an individual and a resident of the state of California.

ii. Defendant Cindy Margolis is an individual and a resident of the state of California.

jj. Defendant T. Rowe Price Science & Technology Fund is a business organization of unknown form. Its principal place of business is located in the state of Maryland.

kk. Defendant Technology Partners I, L.P. is a limited partnership. Its principal place of business is located in the state of New York.

ll. Defendant Richard Tong is an individual and a resident of the state of Washington.

mm. Defendant The Travelers Insurance Company is a business organization of unknown form. Its principal place of business is located in the state of New York.

nn. Defendant UTA Holdings is a business organization of unknown form. Its principal place of business is located in the state of California.

oo. Defendant Vertical Ideas Investment, L.L. C. is limited liability corporation. Its (in which event the Series D Stock would convert into publicly traded common stock) the Series D stockholders would receive their $1billion investment back (or their investment in idealab would be worth at least $1 billion) before the common stockholders received any dividends or distributions from idealab.

GROSS' ABILITY TO OBTAIN CASH FOR HIS IDEALAB SHARES IS COMPROMISED BY THE CANCELLATION OF THE IPO

15. In October 2000, idealab announced that its plans for an initial public offering were on hold indefinitely, thus making it highly unlikely that the Series D Stock would convert to common within the short term.

16. The cancellation of idealab's planned public offering left the Series D Stock intact. Because of the Series D Stock's contractually-mandated liquidation preference and anti-dilution protection, Defendants idealab and certain individual Defendants became concerned that the existence of the Series D Stock severely limited the value of idealab's common stock after the high tech market collapse of 2000-2001.

17. Upon information and belief, within eighteen months after the issuance of the Series D Stock, idealab's net worth fell to approximately $600million, while the liquidation preference of the Series D Stock was approximately $1 billion. Under California law, it was impossible for Defendant Gross and the other Individual idealab Defendants to obtain dividends or other distributions from idealab until idealab's net worth exceeded the collective liquidation preference of idealab's preferred stock.

18. In addition, the anti-dilution protection of the Series D Stock made it difficult to sell additional stock because the ownership interests of any new shareholders would be subject to significant dilution when the Series D Stock was converted into common stock. Thus, these attributes of the Series D Stock, in light of idealab's net worth, rendered Gross and the other Individual idealab Defendants' significant holdings of idealab's common stock essentially worthless.

19. At the same time, on information and belief, Gross needed to convert some of his significant idealab shareholdings into cash in order to pay off a long-overdue debt to Bank of

America, which was in excess of $50 million.

20. Consequently, on information and belief, representatives of Defendant idealab, including Defendants Gross and Goodstein, attempted to convince certain Series D shareholders to voluntarily give up their anti-dilution protection. These efforts were unsuccessful.

21. Later, in December 2001, idealab initiated a tender offer under which it offered to repurchase Series D Stock for $10 per share. On information and belief, that offer resulted in the repurchase of only a limited amount of Series D Stock.

22. Thus, having exhausted their legitimate avenues for eliminating the rights of Series D shareholders, Defendants turned to an illegal avenue, the opportunity for which was presented in the unlikely cloak of a lawsuit against idealab and its officers and directors.

THE KLINE HAWKES LAWSUIT PRESENTS AN OPPORTUNITY FOR DEFENDANTS TO USE IDEALAB'S ASSETS TO OBTAIN LIABILITY RELEASES AND ENRICH THEMSELVES BY IMPROPERLY REDUCING THE BENEFITS OF SERIES D STOCK TO SUNAMERICA'S SIGNIFICANT DETRIMENT

23. In January 2002, Defendants idealab, Gross, Goodstein, Kavner and Morgan were sued in an action titled Kline Hawkes California SBIC LP v. Gross, BC266647 ("Kline Hawkes") which was filed in the Central District of the Los Angeles County Superior Court. A copy of the Third Amended Complaint - the plaintiffs' final pleading - filed in that action is attached hereto as Exhibit A.

24. The Kline Hawkes Defendants were plaintiffs in the Kline Hawkes action. Between them, they contended that they owned 78% of idealab's outstanding Series D Stock.

25. Through their amended pleadings, the Kline Hawkes Defendants alleged that the individual defendants in that action, including Gross, Goodstein, Kavner and Morgan, as officers and directors of idealab, had engaged in deceit, breached their fiduciary duties, wasted corporate assets and otherwise mismanaged idealab for their own benefit.

26. The Third Amended Complaint alleged in detail how these Defendants purportedly used their positions at idealab to enrich themselves by using corporate funds and opportunities.

27. The Kline Hawkes action represented a significant threat to Defendants Gross,

Goodstein, Kavner and Morgan's stake in idealab, their personal finances and their reputations in the business community. Among the remedies sought in the Kline Hawkes action were the removal of Gross, Goodstein, Kavner and Morgan as directors, liquidation of the company under California Corporations Code Section 1800, compensatory damages of $725 million and unspecified punitive damages.

28. But with that threat came an opportunity. As described below, with the complicity of the Kline Hawkes Defendants, idealab and the Individual idealab Defendants accomplished dual goals with no regard for the effect of their personal desires on the rights of other Series D shareholders like SunAmerica. First, Defendants used idealab's funds to bail out Defendants Gross, Goodstein, Morgan and Kavner from the liability and potential financial disaster that might have resulted from the Kline Hawkes suit. Second, they used the settlement, and idealab's funds, to accomplish what they were unable to legally accomplish in 2001: remove the roadblock impeding access to idealab's cash caused by the Series D shareholders' rights.

29. At the time that the Kline Hawkes action was pending, according to idealab, the company's net worth was approximately $500 million and there were approximately 9 million shares of Series D Stock outstanding, representing an aggregate liquidation preference of approximately $900 million. Under the guise of settling the Kline Hawkes action, Defendants used corporate funds to stave off the liquidation of the company and obtain liability releases for Defendants idealab, Gross, Goodstein, Kavner and Morgan and, at the same time, virtually eliminate the Series D Stock liquidation preference that was undermining the value and marketability of the Individual idealab Defendants' shareholdings.

30. In March or April 2004, Defendants entered into a purportedly confidential agreement to settle the Kline Hawkes action. The general terms of the settlement were announced to Series D shareholders in a letter from idealab that was sent on or about April 23, 2004.

31. According to the letter and the materials enclosed therewith, the terms of the Kline Hawkes settlement were as follows:

a. idealab purchased the Kline Hawkes Defendants' Series D Stock for $19 per share.

b. the Kline Hawkes Defendants provided idealab's designees with proxies to vote the

Kline Hawkes Defendants' Series D Stock in favor of the adoption of Amended Articles of Incorporation ("Amended Articles"). As described in more detail below, these Amended Articles were designed to significantly reduce the value of the remaining outstanding Series D Stock, to the benefit of the holders of other classes of stock. These proxies, which, on information and belief, Defendant idealab and the Individual idealab Defendants demanded as a condition of the settlement, would ensure the adoption of the Amended Articles.

c. After the Amended Articles were adopted, idealab would initiate an offer to repurchase the remaining shares of Series D Stock. On information and belief, that tender price was less than $18 per share.

d. On information and belief, Defendants idealab, Gross, Goodstein, Kavner, Morgan, Lohse, and Seikman would be released from any liability to the Kline Hawkes Defendants and those former Series D shareholders would no longer be in a position to seek the liquidation of the company or the removal of any directors.

32. On April 6, 2004, idealab convened a telephonic board of directors meeting. Defendants Gross, Goodstein, Kavner, Morgan, Lohse and Siekman participated in this meeting. One of the purposes of the meeting was to obtain board approval of the Kline Hawkes settlement.

33. At the April 6 board meeting, the idealab directors, Defendants Gross, Kavner, Lohse, Morgan and Siekman voted unanimously to approve the settlement.

34. The approval of the settlement by idealab's board was required by California law in order for idealab to enact the Amended Articles because the Amended Articles significantly reduced the rights of Series D shareholders.

35. Pursuant to the terms of the Kline Hawkes settlement, in or about April 2004, each of the Kline Hawkes Defendants executed an irrevocable proxy and a voting agreement whereby the shareholder transferred to certain idealab nominees, the right to vote the shareholder's Series D Stock in favor of the Amended Articles.

36. These proxies and voting agreements were delivered to an escrow agent. On information and belief, the escrow agent was instructed to deliver these proxies to Defendant idealab as soon as idealab had garnered enough votes from other shareholders to ensure that, along

with votes provided by the Kline Hawkes Defendants, there were sufficient votes to ensure adoption of the Amended Articles.

37. In fact, the satisfaction of this condition was never in doubt, because between them, the Individual idealab Defendants had enough voting power to ensure that along with the votes provided by the Kline Hawkes Defendants, sufficient shareholder votes would be cast to guarantee the adoption of the Amended Articles.

38. On or about April 26, 2004, idealab deposited approximately $171 million with the escrow agent. These funds were to be used to pay each of the Kline Hawkes Defendants $19 for each of their shares of Series D Stock. This was more than the $17 to $18 per share that idealab later offered to pay for SunAmerica and other Series D shareholders' stock, as discussed below.

39. Between April 23 and 28, 2004, idealab received consent votes on the adoption of the Amended Articles.

40. Pursuant to the California Corporations Code, the adoption of the Amended Articles required that a majority of each of the: (a) Series D Stock; (b) preferred shares; and (c) all common and preferred shares, vote in favor of the Amended Articles. This is because the Amended Articles reduced the rights of the owners of Series D Stock under Corporations Code Section 903(4).

41. As required by the Kline Hawkes settlement, the Kline Hawkes Defendants' former Series D Stock's 72,424,780 votes were cast by idealab's nominees in favor of the Amended Articles. About 45 million Series D Stock votes were needed for a majority. Accordingly, the votes purchased from the Kline Hawkes Defendants with idealab corporate funds ensured that the Amended Articles would be approved by the Series D shareholders. (None of the Individual idealab Defendants owned Series D Stock, so they could not and did not cast Series D Stock votes in favor of the Amended Articles.)

42. The votes provided by the Kline Hawkes Defendants' former Series D Stock also ensured that a majority of the preferred stock, voting as a single class would vote in favor of the Amended Articles. A total of approximately 120 million preferred share votes were needed for a majority. Seventy-two million of the needed votes came from the votes purchased from the Kline Hawkes Defendants. The other preferred share votes needed were provided by Defendant Gross,

who cast approximately 42.2 million votes, Defendant Morgan, who provided 5 million votes and Defendant Kavner, who provided 757,000 votes.

43. The votes provided by Defendants Gross, Goodstein, Morgan and Kavner ensured that a majority of the common and preferred shares voting together would approve the Amended Articles. Approximately 383 million votes were needed to assure approval by this class. In addition to his 42 million preferred votes, Defendant Gross voted his approximately 309 million shares of common stock in favor of the Amended Articles. Defendant Morgan voted approximately 24 million shares of common in addition to his 5 million preferred votes. Defendant Kavner provided 23 million common votes and Defendant Goodstein voted more than 16 million common shares. These votes alone were enough to ensure that all shares voting as a single class approved the Amended Articles.

44. Based upon the votes detailed above, Defendant idealab concluded that the Amended Articles had been approved by the requisite number of shares.

45. On or about April 28, 2004, idealab submitted the Amended Articles to the California Department of Corporations.

46. On the same day, idealab instructed the escrow agent to distribute approximately $138 million to the Kline Hawkes Defendants, which sum was intended to pay them $19 for each share of Series D Stock that they formerly owned.

47. The Amended Articles would not have received the votes needed to adopt them without the Series D Stock votes that were purchased from the Kline Hawkes Defendants with idealab funds in connection with the settlement of the Kline Hawkes action.

48. The actions of Defendants severely reduced the liquidation preference and anti-dilution protection afforded to the remaining holders of Series D Stock, including Plaintiff SunAmerica. At the same time, the value of Defendants' substantial idealab holdings was massively upgraded. Using $138 million of corporate funds, idealab and the Inidivdual idealab Defendants benefitted themselves by obtained liability releases for themselves, preventing the liquidation of idealab and wiping out about $865 million in Series D Stock liquidation preference. On information and belief, this effectively increased the value of the Individual idealab Defendants'

idealab stock from almost nothing to approximately $150 million.

49. The Amended Articles had a significant negative impact on the rights and value of the Series D Stock to the benefit of other shareholders, including the Individual idealab Defendants herein. Among other things, the Amended Articles reduced the rights of the remaining Series D shareholders by:

a. Reducing the liquidation preference of each share from $100 to $19.

b. Reducing the conversion price of each share from $10 to $1.90 and the conversion value of each share from $100 to $19.

c. Eliminating the "full ratchet" anti-dilution rights that had previously protected the stock, and in its place imposing a "weighted average" protection. The weighted average protection no longer guaranteed that the conversion price of the Series D Stock would equal the price of subsequently sold shares. Instead, the conversion price of the Series D Stock will only adjust relative to the amount of new stock that is sold or issued. The other series of preferred stock - A, B and C - retained their "full ratchet" anti-dilution protection.

50. At the time that the Amended Articles were approved, none of the Individual idealab Defendants owned Series D Stock. However, all Individual idealab Defendants owned idealab common stock, options, and/or other classes of idealab preferred stock.

51. The purchase of the Series D Shares from the <u>Kline Hawkes</u> Defendants and the severe reduction in Series D Stock rights caused by the Defendants' settlement of the <u>Kline Hawkes</u> action had a very positive impact on the value of the remaining non-Series D Stock, including the significant shares held by the Individual idealab Defendants.

52. California law provides that a corporation may not make a cash distribution, including any dividend, to shareholders unless the value of the corporation - assets less liabilities - exceeds the liquidation preference of all outstanding shares that have such a preference.

53. The purchase by idealab of the Series D shares from the Kline Hawks Defendants reduced the liquidation preference of the Series D Stock by approximately $720 million. After the Amended Articles were enacted, reducing the liquidation preference of the remaining Series D Stock, from $100 to $19 per share, the total liquidation preference of the remaining outstanding

Series D Stock dropped by an additional approximately $144 million to about $34 million. The collective liquidation preference of the other series of preferred stock was unchanged - $30,669,000.

54. In addition to being triggered when the company is liquidated, dissolved or wound up, the Series D Stock liquidation preference is triggered if there is a consolidation or merger of idealab, if all or substantially all of the assets of idealab are sold, or if 50% or more of the voting power of idealab's stock is sold.

55. In any of the forgoing circumstances, the preferred shareholders are to receive their liquidation preferences first. Any remaining funds are to go to the common shareholders. Thus, by engineering a $144 million reduction in the Series D Stock liquidation preference, the amount available to owners of other series of preferred stock and common stock, in the event of such an occurrence, increased by $144 million.

56. Thus, the purchase of the Kline Hawkes Defendants' shares and votes, which allowed for the enactment of the Amended Articles, had the effect of making it possible for the company to distribute money to idealab's other shareholders and significantly increased the value of their shares, while significantly decreasing the value of SunAmerica's Series D Stock. Before these actions, Defendant Gross and the other Individual idealab Defendants could not receive any money from idealab for their significant common shareholdings until the liquidation preference of the Series D Stock was ensured. The assets of the company would have had to dramatically increase in value for this to happen.

57. After the Kline Hawkes settlement and the adoption of the Amended Articles, which were accomplished using idealab's funds, the total preferred stock liquidation preference became about $65 million. According to idealab, the company's net worth after the settlement was between $350 and $400 million. Consequently, the collective value of idealab's common stock, of which Gross and the other Individual idealab Defendants own more than half, is now between $290 and $340 million. Before the settlement, owing to the more than $900 million in Series D Stock liquidation preference, idealab's common stock was virtually worthless.

58. The reduced anti-dilution protection also provides a significant benefit to the

Individual idealab Defendants at the expense of SunAmerica and the other remaining Series D shareholders.

59. The number of common shares that each share of Series D Stock converts into (conversion ratio) is determined by dividing the Series D Stock's conversion value by the conversion price.

60. The lower the conversion price, the more shares of common stock the Series D Stock becomes upon conversion.

61. When the Series D Stock was initially sold to SunAmerica, the conversion price was $10 and the conversion value of each share of Series D Stock was $100.

62. Pursuant to the full ratchet anti-dilution provision that initially protected the Series D Stock, the conversion price was automatically reduced to the price at which idealab made any subsequent stock sales. If stock was subsequently given away for no consideration, the conversion price would be reduced to $0.01.

63. This provision protected Series D shareholders because it ensured that idealab could not dilute the interests of the Series D shareholders by issuing additional shares of stock. This provision was also potentially damaging to other shareholders because its application could cause the dilution of their interests.

64. Therefore, by altering the anti-dilution protection from full ratchet to weighted average, Defendants have reduced the rights of SunAmerica and other remaining Series D shareholders and increased the value of their own, non-Series D Stock. Further, because the other series of preferred stock retain their full ratchet anti-dilution privileges, the holders of such shares stand to benefit more from the reduction in the Series D's anti-dilution protection.

FIRST CAUSE OF ACTION

Breach of Directors' Fiduciary Duty

[Against Defendants Gross, Kavner, Morgan, Lohse and Siekman]

65. SunAmerica realleges and incorporates herein by this reference, Paragraphs 1-64, as if fully set forth herein.

66. As of March 28, 2004, Defendants Gross, Kavner, Morgan, Lohse and Siekman

("Director Defendants") constituted the board of directors of idealab.

67. As directors, the Director Defendants owed a fiduciary duty to SunAmerica and other Series D shareholders. This fiduciary obligation required that they refrain from putting their own interests above those of Series D shareholders like SunAmerica.

68. All of the Director Defendants personally benefitted from the settlement of the Kline Hawkes action and the adoption of the Amended Articles.

69. All of the Director Defendants own idealab common stock, Series A, B and C Preferred stock and/or stock options.

70. On information and belief, Defendants insisted that the Kline Hawkes settlement be conditioned on idealab receiving voting proxies from the Kline Hawkes Defendants, so that Defendants could ensure the approval of the Amended Articles.

71. By conditioning the Kline Hawkes settlement on receiving proxies from the Kline Hawkes Defendants and then voting to adopt the Amended Articles, which severely reduced the liquidation preference and anti-dilution protection of SunAmerica's Series D Stock, the Director Defendants also voted to significantly enhance the value of their own significant shareholdings.

72. The Director Defendants also benefited from the settlement of the Kline Hawkes suit, because that action could have resulted in, among other things, liquidation of idealab, the removal of Gross and Morgan as idealab directors and significant personal liability to Defendants Gross and Morgan. Among other things, such a liquidation would have benefited the holders of Series D Stock at the expense of common shareholders, including the Director Defendants.

73. The Director Defendants' breaches of their fiduciary obligations as described herein have been the direct and proximate cause of damages to SunAmerica, the amount of which will be proven at trial.

74. In taking the actions alleged herein, Defendants are guilty of malice in that Defendants intended to injure SunAmerica by severely reducing the value of SunAmerica's sizeable investment in idealab and Defendants' conduct was despicable and carried on by Defendants with a willful and conscious disregard of SunAmerica's rights as an idealab shareholder. Accordingly, SunAmerica is entitled to an award of punitive or exemplary damages pursuant to California Civil

Code section 3294.

SECOND CAUSE OF ACTION

Breach of Controlling Shareholders' Fiduciary Duty

[Against Defendants Gross, Kavner, Morgan, Goodstein and Does 1 - 100]

75. SunAmerica realleges and incorporates herein by this reference, Paragraphs 1-64, as if fully set forth herein.

76. As of April 2004, Defendants Gross, Kavner, Morgan, Goodstein and Does 1 - 100 ("Shareholder Defendants") were shareholders of idealab. Between them, they controlled a majority of the voting shares of the company.

77. On or before April 28, 2004, these defendants acted in concert to vote to approve the adoption of idealab's Amended Articles. As shareholders controlling a majority of idealab's shareholder votes, the Shareholder Defendants owed a fiduciary duty to SunAmerica and other Series D shareholders. This fiduciary obligation required that they refrain from putting their own interests above those of the minority shareholders like SunAmerica.

78. All of the Shareholder Defendants personally benefitted from the settlement of the Kline Hawkes action and the adoption of the Amended Articles.

79. All of the Shareholder Defendants own idealab common stock, Series A, B and C Preferred stock and/or stock options.

80. On information and belief, Defendants insisted that the Kline Hawkes settlement be conditioned on idealab receiving voting proxies from the Kline Hawkes Defendants, so that Defendants could ensure the approval of the Amended Articles.

81. By conditioning the Kline Hawkes settlement on receiving proxies from the Kline Hawkes Defendants and then voting to approve the Amended Articles that severely reduced the liquidation preference and anti-dilution protection of SunAmerica's Series D Stock, the Shareholder Defendants also voted to significantly enhance the value of their own significant shareholdings.

82. The Shareholder Defendants also benefited from the settlement of the Kline Hawkes suit, because that action could have resulted in, among other things, liquidation of idealab, the removal of Defendants Gross and Morgan as idealab directors and significant personal liability to

Defendants Gross and Morgan. Among other things, such a liquidation would have benefited the holders of Series D Stock at the expense of common shareholders, including the Shareholder Defendants.

83. The Shareholder Defendants' breaches of their fiduciary obligations as described herein have been the direct and proximate cause of damages to SunAmerica, the amount of which will be proven at trial.

84. In taking the actions alleged herein, Defendants are guilty of malice in that Defendants intended to injure SunAmerica by severely reducing the value of SunAmerica's sizeable investment in idealab and Defendants' conduct was despicable and carried on by Defendants with a willful and conscious disregard of SunAmerica's rights as an idealab shareholder. Accordingly, SunAmerica is entitled to an award of punitive or exemplary damages pursuant to California Civil Code section 3294.

THIRD CAUSE OF ACTION

Breach of Fiduciary Duty

[Against Defendant idealab]

85. SunAmerica realleges and incorporates herein by this reference, Paragraphs 1-64, as if fully set forth herein.

86. idealab is a fiduciary to its shareholders.

87. On information and belief, Defendant idealab, through its officers and directors, insisted that the Kline Hawkes settlement be conditioned on idealab receiving voting proxies from the Kline Hawkes Defendants, so that the approval of the Amended Articles would be ensured.

88. By conditioning the Kline Hawkes settlement on receiving proxies from the Kline Hawkes Defendants and then arranging for the adoption of the Amended Articles that significantly reducing the liquidation preference and anti-dilution protection of SunAmerica's Series D Stock, idealab breached its fiduciary duty to SunAmerica.

89. At the same time, the liquidation preferences of and anti-dilution protection afforded to idealab's other series of preferred stock was not changed. Further, the reduction in the liquidation preference and anti-dilution protection afforded to Series D Stock enhanced the value of

idealab's common stock and other series of preferred stock.

90. These actions personally benefitted idealab's management and majority shareholders to the detriment of SunAmerica and other minority shareholders.

91. Defendant idealab's breach of its fiduciary obligations as described herein has been the direct and proximate cause of damages to SunAmerica, the amount of which will be proven at trial.

92. In taking the actions alleged herein, Defendant is guilty of malice in that Defendant intended to injure SunAmerica by severely reducing the value of SunAmerica's sizeable investment in idealab and Defendant's conduct was despicable and carried on by Defendant with a willful and conscious disregard of SunAmerica's rights as an idealab shareholder. Accordingly, SunAmerica is entitled to an award of punitive or exemplary damages pursuant to California Civil Code section 3294.

FOURTH CAUSE OF ACTION

Breach of Contract

[Against Defendant idealab]

93. SunAmerica realleges and incorporates herein by this reference, Paragraphs 1-64, as if fully set forth herein.

94. idealab's Amended and Restated Articles of Incorporation ("1999 Articles") dated December 30, 1999 constituted a contract between idealab and SunAmerica.

95. The 1999 Articles specified, among other things, that the Series D Stock owned by SunAmerica would have a liquidation preference of $1.00 and full ratchet anti-dilution protection.

96. The 1999 Articles further provided that the forgoing rights of Series D shareholders could not be altered or abridged without first obtaining the approval of a majority of the outstanding Series D Stock.

97. The Amended Articles, which severely reduced the rights of Series D shareholders were not approved by a majority of the outstanding Series D Stock during the April 2004 vote.

98. The Series D votes that were represented by the voting proxies provided to idealab by the <u>Kline Hawkes</u> Defendants did not represent votes of outstanding Series D Stock.

99. Those proxies were provided to idealab after the company and the Kline Hawkes Defendants had entered into a binding agreement that required idealab to purchase the Kline Hawkes Defendants' Series D Stock and required the Kline Hawkes Defendants to sell such shares to idealab. This sale had been consummated in substance because the shares, voting agreements and proxies had been placed into escrow subject only to conditions that were certain to be fulfilled because they were in the control of idealab, who, upon information and belief, was obligated to use its best efforts to complete the transaction.

100. The effect of this agreement was to render idealab the equitable owner of such shares.

101. Because those shares of Series D Stock were effectively owned by idealab, those shares of Series D Stock were considered unissued shares and therefore were not outstanding at the time of the 2004 vote on the Amended Articles.

102. Without the votes provided by the Series D Stock formerly owned by the Kline Hawkes Defendants, the Amended Articles would not have been adopted because neither a majority of idealab's preferred stock, voting as a single class, nor a majority of the Series D Stock, voting as a class, voted in favor of the amendments.

103. Accordingly, idealab breached the 1999 Articles by reducing SunAmerica's Series D Stock rights without sufficient Series D Stock votes to support such action.

104. SunAmerica has performed its obligations under the 1999 Amendments, other than those obligations that were excused by reason of idealab's breach.

105. idealab's breach of the 1999 Amendments has been the legal and proximate cause of damage to idealab, the amount of which will be proven at trial.

FIFTH CAUSE OF ACTION

Rescission of Amended Articles

[Against Defendant idealab]

106. SunAmerica realleges and incorporates herein by this reference, Paragraphs 1-64, as if fully set forth herein.

107. The 1999 Articles constituted a contract between idealab and SunAmerica.

108. The 1999 Articles specified, among other things, that the Series D Stock owned by SunAmerica would have a liquidation preference of $100 and full ratchet anti-dilution protection.

109. The 1999 Articles further provided that the forgoing rights of Series D shareholders could not be altered or abridged without first obtaining the approval of a majority of the outstanding Series D Stock.

110. SunAmerica has performed its obligations under the 1999 Articles and the Amended Articles, other than those obligations that were excused by reason of idealab's breach.

111. The requisite consent to the Amended Articles was not given freely, but rather was given by mistake and/or obtained through duress, menace, fraud, or undue influence, exercised by or with the connivance of Defendants.

112. SunAmerica will suffer substantial harm and injury if the Amended Articles are not rescinded in that, as a result of Defendants' conduct, SunAmerica will deprived of substantial value of its Series D stock, which is substantially different from and inferior to the benefits allowed by the terms of the 1999 Articles.

113. SunAmerica intends service of the summons and complaint in this action to serve as notice of rescission of the Amended Articles, and hereby demands that Defendant idealab rescind the Amended Articles and restore to SunAmerica the benefits provided by the terms of the 1999 Articles.

SIXTH CAUSE OF ACTION

Breach of Controlling Shareholders' Fiduciary Duty

[Against the Kline Hawkes Defendants]

114. SunAmerica realleges and incorporates herein by this reference, Paragraphs 1-64, as if fully set forth herein.

115. As of March 2004, the Kline Hawkes Defendants were shareholders of idealab. Between them, they owned a majority of idealab's Series D Stock. Together, they owned more than 7.2 million of the 9 million shares of Series D Stock then outstanding.

116. As shareholders controlling a majority of idealab's Series D Stock, the Kline Hawkes Defendants owed a fiduciary duty to SunAmerica and other Series D shareholders. This fiduciary

obligation required that they refrain from putting their own interests above those of the minority shareholders like SunAmerica.

117. In or about April 2004, these Defendants acted in concert to ensure the adoption of idealab's Amended Articles. The Kline Hawkes Defendants gained from the settlement of the Kline Hawkes action and the adoption of the amended articles of incorporation, at the expense of SunAmerica.

118. As part of the Kline Hawkes settlement, the Kline Hawkes Defendants received $19 for each of their shares of Series D Stock. In exchange for this payment, the Kline Hawkes Defendants sold idealab the right to vote their Series D Stock. The Kline Hawkes Defendants agreed with idealab that such votes would be used to adopt the Amended Articles, which reduced the value of SunAmerica's Series D Stock. Further, the Kline Hawkes Defendants agreed with idealab that in idealab's subsequent tender offer to Series D shareholders, SunAmerica and other owners of Series D Stock would be offered less than $19 for each of their shares of Series D Stock.

119. The Amended Articles would not have been adopted without the Series D Stock votes that the Kline Hawkes Defendants sold to idealab.

120. Thus, in breach of their fiduciary duty to SunAmerica, the Kline Hawkes Defendants misused their controlling block of Series D Stock to engineer the sale of their stock to idealab for $19 per share and ensure that SunAmerica would receive less than $19 per share for its Series D Stock.

121. The Kline Hawkes Defendants' breaches of their fiduciary obligations as described herein have been the direct and proximate cause of damages to SunAmerica, the amount of which will be proven at trial.

122. In taking the actions alleged herein, the Kline Hawkes Defendants are guilty of malice in that they intended to injure SunAmerica by severely reducing the value of SunAmerica's sizeable investment in idealab and the Kline Hawkes Defendants' conduct was despicable and carried on by them with a willful and conscious disregard of SunAmerica's rights as an idealab shareholder. Accordingly, SunAmerica is entitled to an award of punitive or exemplary damages pursuant to California Civil Code section 3294.

SEVENTH CAUSE OF ACTION

Aiding and Abetting Breach of Fiduciary Duty

[Against Kline Hawkes Defendants]

123. SunAmerica realleges and incorporates herein by this reference, Paragraphs 1-64, as if fully set forth herein.

124. As alleged herein, Defendants idealab, Gross, Goodstein, Kavner, Morgan, Lohse and Siekman owed fiduciary obligations to SunAmerica and breached those obligations by enacting a scheme that severely reduced the value of SunAmerica's Series D Stock to the benefit of those Defendants.

125. The Kline Hawkes Defendants had knowledge of such breaches of fiduciary duty because they participated in the settlement of the Kline Hawkes action and were aware of the terms and conditions of such settlement. The Kline Hawkes Defendants were also aware of the other Defendants' ability to control idealab and were aware of the nature and extent of the other Defendants' fiduciary obligations to SunAmerica, as an idealab shareholder.

126. The Kline Hawkes Defendants substantially assisted the other Defendants' breaches of their fiduciary duties in that the Kline Hawkes Defendants provided idealab with proxies to vote their Series D shares in favor of the Amended Articles.

127. The Amended Articles were adopted by idealab using the votes represented by the proxies that the Kline Hawkes Defendants provided to idealab.

128. As alleged herein, the adoption of the Amended Articles severely reduced the value of SunAmerica's Series D Stock.

129. The Kline Hawkes Defendants' aiding and abetting of the other Defendants' breach of fiduciary duty has been the direct and proximate cause of damages to SunAmerica, the amount of which will be proven at trial.

130. In taking the actions alleged herein, the Kline Hawkes Defendants are guilty of malice in that those Defendants intended to injure SunAmerica by severely reducing the value of SunAmerica's sizeable investment in idealab and the Kline Hawkes Defendants' conduct was despicable and carried on by those Defendants with a willful and conscious disregard of

SunAmerica's rights as an idealab shareholder. Accordingly, SunAmerica is entitled to an award of punitive or exemplary damages pursuant to California Civil Code section 3294.

EIGHTH CAUSE OF ACTION

Injunction

[Against Defendants idealab, Gross, Goodstein, Kavner, Morgan, Lohse and Siekman]

131. SunAmerica realleges and incorporates herein by this reference, Paragraphs 1-64, as if fully set forth herein.

132. As alleged herein, Defendants idealab, Gross, Goodstein, Kavner, Morgan, Lohse and Siekman have breached their fiduciary obligations to SunAmerica.

133. The above-referenced wrongful conduct by these Defendants, unless and until enjoined and restrained by order of this Court, will cause great and irreparable injury to SunAmerica in that it has lost, and will continue to be deprived of its rights as Series D shareholders.

134. SunAmerica has no adequate remedy at law for the injury it is currently suffering as a result of these Defendants' unlawful conduct in that it will be impossible to determine the precise amount of damage it will incur if these Defendants' past and future conduct is not restrained.

135. SunAmerica is entitled to a preliminary injunction requiring Defendants to immediately reinstate the anti-dilution and liquidation preference rights afforded SunAmerica's Series D Stock prior to the adoption of the Amended Articles and prohibiting Defendants from utilizing the proxies and voting agreements obtained from the Kline Hawkes Defendants to amend idealab's articles of incorporation.

NINTH CAUSE OF ACTION

Declaratory Relief

[Against Defendant idealab]

136. SunAmerica realleges and incorporates herein by this reference, Paragraphs 1-64, as if fully set forth herein.

137. A dispute has arisen between SunAmerica and idealab concerning the propriety of idealab's adoption of the Amended Articles.

138. The Amended Articles could not have been adopted without the voting proxies provided to idealab by the Kline Hawkes Defendants.

139. Those proxies, however, were provided to idealab after idealab and the Kline Hawkes Defendants had entered into a binding agreement that required idealab to purchase the Kline Hawkes Defendants' Series D Stock and required the Kline Hawkes Defendants to sell such shares to idealab.

140. The effect of this agreement was to render idealab the owner of such shares.

141. As the owner of the Series D Stock, idealab could not exercise any voting rights attached to such stock became such Series D Stock was considered unissued shares.

142. Because idealab was the owner of the Series D Stock, the Kline Hawkes Defendants could not enter into voting agreements or provide valid voting proxies to any third party because the Kline Hawkes Defendants no longer owned such shares.

143. Without the votes provided by the Series D Stock formerly owned by the Kline Hawkes Defendants, the Amended Articles would not have been adopted because neither a majority of idealab's preferred stock, voting as a single class, nor a majority of the Series D Stock, voting as a class, voted in favor of the amendments.

144. SunAmerica seeks a declaration from this Court that the Amended Articles were not lawfully adopted in accord with California law and therefore are illegal and unenforceable.

WHEREFORE, Plaintiff SunAmerica Investments, Inc. prays for relief as follows:

1. For compensatory damages in an amount to be proven at the time of trial, plus interest thereon;

2. For a preliminary and permanent injunction requiring Defendants idealab, Gross, Goodstein, Kavner, Morgan, Lohse and Siekman to immediately take the actions necessary to restore SunAmerica's original Series D Stock anti-dilution protection, liquidation preference, and conversion price and conversion value and prohibiting Defendants from using the proxies provided by the Kline Hawkes Defendants to amend idealab's Articles of Incorporation;

3. For a declaratory judgment that the 7,242,478 shares of Series D Stock formerly owned by the Kline Hawkes Defendants were improperly and illegally voted by idealab in favor of

the Amended Articles and that the Amended Articles are illegal and unenforceable.

4. For rescission of the Amended Articles and reinstatement of the rights afforded SunAmerica's Series D Stock under the 1999 Articles;

5. For punitive and exemplary damages;

6. For reasonable attorney's fees and expenses;

7. For costs of suit incurred herein; and

8. For such other and further relief as the Court may deem just and proper.

DATED: July 19, 2004

AARON C. GUNDZIK
COTTON & GUNDZIK LLP

[signature]

Aaron C. Gundzik

Attorneys for Plaintiff
SunAmerica Investments, Inc.